EXHIBIT 2

Name of Reporting Person	Number of Shares (Direct) (1)	Number of Shares (Indirect)		Percent of Class Beneficially Owned
Concord Partners II, L.P.	3,891,210	-0-		10.0%

Venture Associates II, L.P.	-0-	3,891,210	(2)	10.0%

CPML Inc.	-0-	3,891,210	(2)	10.0%

Craig A. T. Jones	-0-	3,891,210	(2)	10.0%

Total	3,891,210	3,891,210		10.0%

(1)	Each Reporting Person may be deemed to have or share beneficial ownership with respect to the shares of Tessera Technologies, Inc., held of record by Concord Partners II, L.P., but each disclaims such beneficial ownership.

(2)	Represents shares held directly by Concord Partners II, L.P., of which Venture Associates II, L.P. is the general partner, with sole voting and investment control over the shares held by Concord Partners II, L.P. CPML Inc. is the managing general partner of Venture Associates II, L.P., and Craig A. T. Jones is the President and controlling stockholder of CPML Inc.